			Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$27,950	$17,786	$16,610	$13,555	$19,329
Interest applicable to rentals	1,043	910	644	426	527

Total fixed charges, as defined	28,993	18,696	17,254	13,981	19,856

Preferred dividends, as defined (a)	2,736	1,686	1,545	1,172	2,501

Combined fixed charges and preferred dividends, as defined	$31,729	$20,382	$18,799	$15,153	$22,357

Earnings as defined:

Net Income (loss)	($230)	$7,859	$28,072	$1,250	$5,344
Add:
Provision for income taxes:
Total	(422)	5,875	16,868	1,790	5,051
Fixed charges as above	28,993	18,696	17,254	13,981	19,856

Total earnings, as defined	$28,341	$32,430	$62,194	$17,021	$30,251

Ratio of earnings to fixed charges, as defined (b)	0.98	1.73	3.60	1.22	1.52

Ratio of earnings to combined fixed charges and
preferred dividends, as defined (b)	0.89	1.59	3.31	1.12	1.35

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2002 were not adequate to cover combined fixed charges and preferred dividends by $0.7 million and $3.4 million, respectively.